EXHIBIT 99.4

OFFER TO EXCHANGE

All Outstanding Shares of Common Stock

of

OPNET TECHNOLOGIES, INC.

for

(i) $36.55 in Cash and

(ii) 0.2774 of a Share of Common Stock of

Riverbed Technology, Inc., Per Share

by

OCTAGON ACQUISITION CORP.

a wholly-owned subsidiary of

RIVERBED TECHNOLOGY, INC.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT THE END OF THE DAY ON DECEMBER 17, 2012, AT 12:00 MIDNIGHT, NEW YORK CITY TIME, UNLESS THE OFFER IS EXTENDED.

November 14, 2012

To Our Clients:

Enclosed for your consideration are the Prospectus and Offer to Exchange, dated November 14, 2012 (as may from time to time be amended, supplemented or finalized, the “Prospectus/Offer to Exchange”), and the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”) in connection with the offer by Octagon Acquisition Corp., a Delaware corporation (“Purchaser”) and a wholly-owned subsidiary of Riverbed Technology, Inc., a Delaware corporation (“Riverbed”) to acquire each outstanding share of common stock, $0.001 par value (the “Shares”), of OPNET Technologies, Inc., a Delaware corporation (“OPNET”), in exchange for (i) $36.55 in cash and (ii) 0.2774 of a share of common stock of Riverbed (the sum of (i) and (ii) being the “Offer Price”), in each case, subject to adjustment for stock splits, stock dividends and similar events, without interest thereon and subject to any required tax withholding, on the terms and conditions contained in the Offer. Riverbed will not issue any fractional shares of common stock in connection with the Offer or the Merger (as defined below). OPNET stockholders will instead receive cash in exchange for any fractional shares otherwise issuable to them. Also enclosed is OPNET’s Solicitation/Recommendation Statement on Schedule 14D-9.

The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of October 28, 2012, by and among Riverbed, Purchaser and OPNET (the “Merger Agreement”). The Merger Agreement provides, among other things, that following completion of the Offer and the satisfaction or, where permissible, waiver of certain conditions, Purchaser will be merged with and into OPNET (the “Merger”), with OPNET surviving the Merger (the “Surviving Corporation”) as a wholly-owned subsidiary of Riverbed. As of the effective time of the Merger, each outstanding Share (other than: (i) Shares held by OPNET (or in OPNET’s treasury), Riverbed, Purchaser or any other wholly-owned subsidiary of Riverbed, which will be cancelled and retired and cease to exist; (ii) Shares held by any wholly-owned subsidiary of OPNET, which will remain issued and outstanding; and (iii) Shares held by OPNET stockholders who have properly preserved their appraisal rights, if any, under applicable law) will be converted into the right to receive the Offer Price, without interest and subject to any required tax withholding, as set forth in the Merger Agreement and as described in the Prospectus/Offer to Exchange.

The exchange of the Shares for cash and Riverbed common stock in the Offer and the conversion of the Shares in the Merger will be fully taxable for U.S. federal income tax purposes and may be taxable for state, local and non-U.S. income tax purposes to OPNET stockholders. You are urged to consult your own tax advisor for a full understanding of the tax consequences of participating in the Offer or the Merger.

We are (or our nominee is) the holder of record of the Shares held for your account. A tender of such Shares can be made only by us as the holder of record and pursuant to your instructions. The enclosed Letter of Transmittal is furnished to you for your information only and cannot be used by you to tender Shares held by us for your account.

Accordingly, we request instructions as to whether you wish us to tender on your behalf any or all of the Shares held by us for your account, upon the terms and subject to the conditions set forth in the Prospectus/Offer to Exchange. Your attention is invited to the following:

1. The consideration per Share is (i) $36.55 in cash and (ii) 0.2774 of a share of common stock of Riverbed, in each case, subject to adjustment for stock splits, stock dividends and similar events, without interest thereon and subject to any required tax withholding, on the terms and conditions contained in the Offer. Riverbed will not issue any fractional shares of common stock in connection with the Offer or the Merger. OPNET stockholders will instead receive cash in exchange for any fractional shares otherwise issuable to them.

2. The Offer is being made for all outstanding Shares.

3. The OPNET board of directors unanimously: (i) determined that the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Offer and the Merger, are fair to, and in the best interests of, OPNET’s stockholders; (ii) approved and adopted the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Offer and the Merger, which approval constituted approval under Section 203 of the Delaware General Corporation Law (the “DGCL”) as a result of which the Merger Agreement and the transactions contemplated by the Merger Agreement are not and will not be subject to any restrictions under Section 203 of the DGCL; (iii) declared the advisability of the Merger Agreement; and (iv) recommends that OPNET’s stockholders accept the Offer and tender their Shares in the Offer, and, if required by applicable law, adopt the Merger Agreement and thereby approve the Merger and the transactions contemplated by the Merger Agreement.

4. THE OFFER AND WITHDRAWAL RIGHTS EXPIRE AT THE END OF THE DAY ON DECEMBER 17, 2012, AT 12:00 MIDNIGHT NEW YORK CITY TIME, UNLESS THE OFFER IS EXTENDED (THE “EXPIRATION DATE”).

5. Consummation of the Offer is subject to various conditions set forth in the Merger Agreement, including, but not limited to: (i) the valid tender (excluding Shares tendered pursuant to guaranteed delivery procedures that are not yet delivered in settlement or satisfaction of such guarantee), without proper withdrawal, of a number of Shares that, together with any Shares owned by Riverbed or Purchaser, represents at least a majority of the outstanding Shares, on a fully-diluted basis (which assumes conversion or exercise of all OPNET derivative securities regardless of the conversion or exercise price, the vesting schedule or other terms or conditions thereof); (ii) the expiration or termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and any foreign antitrust or competition-related legal requirements; (iii) the registration statement for Riverbed’s common stock issuable in connection with the Offer and the Merger being declared effective by the Securities and Exchange Commission (the “SEC”) and not subject to any stop order threatened or initiated against Riverbed with respect to the Offer; (iv) there not having occurred since October 28, 2012 a Company Material Adverse Event (as defined in the Merger Agreement and described in the Prospectus/Offer to Exchange) and no event shall have occurred or circumstances shall exist that, in combination with any other events or circumstances would reasonably be expected to have or result in a Company Material Adverse Event; (v) the Marketing Period (as defined in the Merger Agreement and described in the Prospectus/Offer to Exchange) shall have been completed; (vi) Purchaser or Riverbed receiving the proceeds of the financing to effect the Offer and the Merger; and (vii) the Merger Agreement shall not have been validly terminated. Subject to the terms of the Merger Agreement, Purchaser or Riverbed reserve the absolute right in its sole discretion to waive any of the specified conditions of the Offer in the case of any Shares tendered other than the condition set forth in clause “(i)” above; provided that Purchaser is required to waive the condition in clause “(vi)” above, if, on the sixth business day prior to the Expiration Date, Riverbed reasonably believes that it will obtain the financing on the Expiration Date. See the section in the Prospectus/Offer to Exchange entitled “The Offer—Conditions to the Offer” for a more complete description of the conditions to the Offer.

6. Tendering holders of Shares (“Holders”) whose Shares are registered in their own name and who tender directly to Computershare Trust Company, N.A., as exchange agent (the “Exchange Agent”), will not be obligated to pay brokerage fees or commissions or, except as set forth in Instruction 6 of the Letter of Transmittal, transfer taxes on the purchase of Shares by Purchaser pursuant to the Offer. However, backup withholding of federal income tax (currently at a rate of 28%) may be required, unless an exemption is available or unless the required tax identification information is provided. See Instruction 9 of the Letter of Transmittal.

Payment for Shares accepted for payment in the Offer will in all cases be made only after timely receipt by the Exchange Agent of: (i) certificates evidencing such Shares (“Certificates”), or, if such Shares are in book-entry form, a timely book-entry confirmation (as defined in the Prospectus/Offer to Exchange); (ii) a properly completed and duly executed Letter of Transmittal, with any required signature guarantees (or, in the case of a book-entry transfer effected pursuant to the procedures set forth in “Procedure for Tendering Shares” of the Prospectus/Offer to Exchange, an agent’s message (as defined in the Prospectus/Offer to Exchange) in lieu of a Letter of Transmittal); and (iii) any other documents required by the Letter of Transmittal. Accordingly, Holders may be paid at different times depending upon when Certificates or book-entry confirmations with respect to Shares are actually received by the Exchange Agent. UNDER NO CIRCUMSTANCES WILL INTEREST BE PAID ON THE PURCHASE PRICE OF THE SHARES TO BE PAID BY PURCHASER, REGARDLESS OF ANY EXTENSION OF THE OFFER OR ANY DELAY IN MAKING PAYMENT.

The Offer is not being made to holders of Shares in any jurisdiction in which the making or acceptance of the Offer would not be in compliance with the laws of such jurisdiction or any administrative or judicial action pursuant thereto. However, Purchaser may, in its discretion, take such action as it may deem necessary to make the Offer in any jurisdiction and extend the Offer to holders of Shares in such jurisdiction.

If you wish to have us tender any or all of the Shares held by us for your account, please instruct us by completing, executing and returning to us the instruction form contained in this letter. If you authorize a tender of your Shares, all such Shares will be tendered unless otherwise specified in such instruction form. Your instructions should be forwarded to us in ample time to permit us to submit a tender on your behalf prior to the Expiration Date.

INSTRUCTIONS WITH RESPECT TO THE OFFER TO EXCHANGE

ALL OUTSTANDING SHARES OF COMMON STOCK

of

OPNET TECHNOLOGIES, INC.

by

OCTAGON ACQUISITION CORP.

a wholly-owned subsidiary of

RIVERBED TECHNOLOGY, INC.

The undersigned acknowledge(s) receipt of your letter, the enclosed Preliminary Prospectus and Offer to Exchange, dated November 14, 2012, and the related Letter of Transmittal (which, as they may be amended and supplemented from time to time, together constitute the “Offer”) in connection with the offer by Octagon Acquisition Corp., a Delaware corporation (“Purchaser”) and a wholly-owned subsidiary of Riverbed Technology, Inc., a Delaware corporation (“Riverbed”) to acquire each outstanding share of common stock, $0.001 par value (the “Shares”), of OPNET Technologies, Inc., a Delaware corporation (“OPNET”), in exchange for (i) $36.55 in cash and (ii) 0.2774 of a share of common stock of Riverbed (the sum of (i) and (ii) being the “Offer Price”), in each case, subject to adjustment for stock splits, stock dividends and similar events, without interest thereon and subject to any required tax withholding, on the terms and conditions contained in the Offer. Riverbed will not issue any fractional shares of common stock in connection with the Offer or the Merger (as defined below). OPNET stockholders will instead receive cash in exchange for any fractional shares otherwise issuable to them.

This will instruct you to tender to Purchaser the number of Shares indicated below (or, if no number is indicated below, all Shares) which are held by you for the account of the undersigned, upon the terms and subject to the conditions set forth in the Offer.

NUMBER OF SHARES TO BE TENDERED:(1)	SIGN HERE

Shares
(Signature(s))

Please Type or Print Names(s)

Please Type or Print Names(s)

Dated:	Tax Identification Number or Social Security Number

(1) Unless otherwise indicated, it will be assumed that all your Shares are to be tendered.